

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Nicholas Alexos
Executive Vice President and Chief Financial Officer
Univar Solutions Inc.
3075 Highland Parkway
Suite 200
Downers Grove, IL 60515

> **Re: Univar Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-37443**

Dear Mr. Alexos:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 15. Exhibits and Financial Statement Schedules
Exhibits 31.1 and 31.2, page 88

1. The introductory portion of paragraph 4 of your Section 302 certifications omits the internal control over financial reporting language, which became required in your first annual report that contained management's report on internal control over financial reporting. It continues to be required in the Section 302 certifications of all periodic reports filed thereafter. Please amend your Form 10-K accordingly. Refer to the guidance in Question 246.13 of the Division's Compliance and Disclosure Interpretations for Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services